SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G
                                (Amendment No. 8)



                    Under the Securities Exchange Act of 1934


                               A.T. CROSS COMPANY
                                (Name of Issuer)



                       Class A Common Stock, $1 Par Value
                         (Title of class of securities)



                                    227478104
                                 (CUSIP number)








                 (A fee is not being paid with this statement.)







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     1) Name of Reporting Person. Bradford A. Boss
                                  ------------------------


     2) Check the Appropriate box if a Member of a Group (See Instructions)

     (a) [ ]
     (b) [ ]


     3) SEC Use Only......................................



     4) Citizenship or Place of Organization. United States


Number of      (5)  Sole Voting  Power:  292,935  (includes  shares  acquirable
Shares Bene-        within 60 days through exercise of stock options)
ficially       (6)  Shared Voting Power:  1,565,000 (3,369,800 if Class B common
Owned By            stock  beneficially  owned  is  converted  to Class A common
Each Report-        stock
ing Person     (7)  Sole Dispositive Power:  292,935  (see comment under Item 5)
With           (8)  Shared Dispositive Power:  1,565,000  (3,369,800  if Class B
                    common stock beneficially owned is converted to Class A common stock)

     9) Aggregate Amount Beneficially Owned by Each Reporting Person. 3,668,495 (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days).


     10) Check if the Aggregate  Amount in Row (9) Excludes  Certain Shares (See
Instructions).      N/A


     11) Percent of Class Represented by Amount in Row 9. 21.98% (assumes conversion of all outstanding Class B common stock to Class A common stock and exercise of all options exercisable within 60 days held by Reporting Person).

     12) Type of Reporting Person (See Instructions). IN

Item 1(a).  Name of Issuer.

     A.T. Cross Company

Item 1(b). Address of Issuer's Principal  Executive Offices.

     The principal executive offices of the issuer are located at One Albion Road, Lincoln, Rhode Island 02865.

Item 2(a).  Name of Person Filing.

     The filing is being made by Bradford R. Boss.

Item 2(b).  Address of Principal Business Office.

     Mr. Boss's principal business office address is One Albion Road, Lincoln, Rhode Island 02865.

Item 2(c).  Citizenship.

     Mr. Boss is a United States citizen.

Item 2(d).  Title of Class of Securities.

     Class A Common Stock, $1.00 Par Value ("Common Stock").

Item 2(e).  CUSIP Number.

     The CUSIP Number of the issuer's Common Stock is 227478104.

Item 3.

     Not applicable.


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Item 4.   Ownership.

     (a)  Amount Beneficially Owned.

          150,129 shares held directly

          142,545 shares acquirable pursuant to options exercisable within 60 days

          2,034 shares held by spouse

          3,726 shares held by children

          1,565,000 shares held indirectly as co-trustee of trusts

          261 shares held for his account by A.T. Cross company Profit Sharing Trust

          1,804,800 shares which may be acquired by conversion of Class B Common Stock held as trustee

     (b) Percent of Class. The shares of Common Stock beneficially owned by Mr. Boss represent 21.98% (assumes conversion of all outstanding shares of Class B common stock to an equal number of shares of Class A common stock and exercise of all options exercisable within 60 days).

     (c) Number of shares of Common Stock as to which Mr. Boss has:

          (i) sole power to vote or to direct the vote: 292,935 (including shares subject to stock options exercisable within 60 days)

          (ii) shared power to vote or to direct the vote: 1,565,000 (3,369,800 if all Class B shares are converted to Class A shares)

          (iii)sole power to dispose or to direct the disposition of: 292,935 (including shares subject to stock options exercisable within 60 days)

          (iv) shared  power  to  dispose  or  to  direct  the  disposition  of:
               1,565,000 (3,369,800 if all Class B shares are converted to Class A shares)

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9   Notice of Dissolution of Group.

         Not applicable.

Item 10. Certification.
         Not applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 10, 1999                  /s/Bradford R. Boss
                                            Bradford R. Boss